SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549


                               FORM 11-K

                             ANNUAL REPORT

                   PURSUANT TO SECTION 15(d) OF THE

                    SECURITIES EXCHANGE ACT OF 1934













     _X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934.
          For the fiscal year ended June 30, 1995.

     ___  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from ______ to _______.


          Commission file number 0-17060

     A. Full title of plan and the address of the plan, if difference from that of the issuer named below:

     WLR Foods, Inc. Profit Sharing and Salary Savings Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


               WLR Foods, Inc.
               Post Office Box 7000
               Broadway, Virginia 22815-7000

                    WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST

                         Financial Statements
                             and Schedules

                        June 30, 1995 and 1994


              (With Independent Auditors' Report Thereon)

                    WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST


                           Table of Contents





Independent Auditors  Report

Statements of Net Assets Available for Benefits, with Fund Information
               - June 30, 1995 and 1994

Statement of Changes in Net Assets Available for Benefits, with Fund
          Information - Year ended June 30, 1995

Notes to Financial Statements - June 30, 1995 and 1994
                                                                  Schedule

     Item 27a - Schedule of Assets Held for Investment Purposes
          - June 30, 1995  . . . . . . . . . . . . . . . . . . . .      1

     Item 27d - Schedule of Reportable Transactions - Year ended
           June 30, 1995 . . . . . . . . . . . . . . . . . . . . .      2

                     Independent Auditors  Report




          The Pension Administrative Committee
          The Pension Investment Committee
          WLR Foods, Inc. Profit Sharing and
           Salary Savings Plan and Trust:


          We have audited the accompanying statements of net assets available for benefits, with fund information of the WLR Foods, Inc. Profit Sharing and Salary Savings Plan and Trust (the Plan) as of June 30, 1995 and 1994, and the related statement of changes in net assets available for benefits, with fund information for the year ended June 30, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WLR Foods, Inc. Profit Sharing and Salary Savings Plan and Trust as of June 30, 1995 and 1994, and the changes in net assets available for benefits for the year ended June 30, 1995, in conformity with generally accepted accounting principles.

          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule 1) and reportable transactions (Schedule
          2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

          November 22, 1995

                                                     WLR FOODS, INC. PROFIT SHARING
                                                   AND SALARY SAVINGS PLAN AND TRUST
                                 Statements of Net Assets Available for Benefits, with Fund Information

                                                         June 30, 1995 and 1994

                                                                  1995
                                                            Fund Information
                      Assets           Fund (A)         Fund (B)          Fund (C)         Fund (D)            Total
Investments, at fair value (note 4):
    Short-term investments          $    49,355           64,067            55,049           99,677            268,148
    U.S. government and agencies              -                -                 -                -                  -
    Corporate obligations                     -                -                 -                -                  -
    Common trust fund - fixed        19,779,432        4,809,199                 -                -         24,588,631
    Common trust fund - equity                -        5,017,521         3,902,684                -          8,920,205
    Common stocks (note 8)                    -                1                 -        1,848,697          1,848,698
    Mutual fund - equity                      -                -         3,687,535                -          3,687,535
                                     ----------         --------         ---------        ---------         ----------

             Total investments       19,828,787        9,890,788         7,645,268        1,948,374         39,313,217
                                     ----------        ---------         ---------        ---------         ----------

Cash                                      8,781              317               288              478              9,864

Receivables:
    Employer contributions              532,361          171,862           137,699           54,702            896,624
    Participant contributions           188,030           90,773            78,309           33,089            390,201
    Interest and dividends                    -                -                 -                -                 -
    Loans to participants                     -                -                 -                -                 -
                                      ---------       ----------         ---------        ---------         ----------
             Total receivables          720,391          262,635           216,008           87,791          1,286,825
                                     ----------       ----------         ---------        ---------         ----------
             Total assets            20,557,959       10,153,740         7,861,564        2,036,643         40,609,906

                Liabilities
                ===========
Excess contributions payable              5,118           10,231            13,049             4,124            32,522
                                     ----------        ---------         ---------          ---------       ----------
         Net assets available for
                benefits            $20,552,841       10,143,509         7,848,515         2,032,519        40,577,384
                                    ===========       ==========         =========         =========        ==========

See accompanying notes to financial statements.

                                            4                       (Continued)

                                                     1994
                                             Fund Information

                                     Fund (A)         Fund (B)           Total

Investments, at fair value (note 4):
    Short-term investments       $    79,800           84,658           164,458
    U.S. government and agencies           -            2,267             2,267
    Corporate obligations             59,404          455,433           514,837
    Common trust fund - fixed     19,194,068        5,091,037        24,285,105
    Common trust fund - equity             -        6,039,382         6,039,382
    Common stocks (note 8)                                  1                 1
    Mutual fund - equity                   -                -                 -
                                 -----------       ----------         ---------
             Total investments    19,333,272       11,672,778        31,006,050
                                 -----------       ----------        ----------
Cash                                     859            1,992             2,851

Receivables:
    Employer contributions           514,281          239,831           754,112
    Participant contributions        152,721          106,120           258,841
    Interest and dividends               608            3,619             4,227
    Loans to participants                185                -               185
                                 -----------       ----------        ----------
             Total receivables       667,795          349,570         1,017,365
                                 -----------       ----------        ----------
             Total assets         20,001,926       12,024,340        32,026,266

             Liabilities
             ===========
Excess contributions payable               -                -                 -

             Net assets available for
                   benefits      $20,001,926       12,024,340        32,026,266
                                  ==========       ==========        ==========















See accompanying notes to financial statements.


                                      WLR FOODS, INC. PROFIT SHARING
                                    AND SALARY SAVINGS PLAN AND TRUST

             Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                         Year ended June 30, 1995

                                             Fund Information
                                                                 Fund (A)    Fund (B)     Fund (C)
      Additions to net assets attributable to:
         Investment income (loss):
          Net appreciation (depreciation) in fair value of      $1,221,419    1,686,075   1,008,075
           investments (note 4)
          Dividends and interest                                     3,230        6,779     230,321
                                                                ----------   ----------   ---------
              Net investment income (loss)                       1,224,649    1,692,854   1,238,396
                                                                ----------   ----------   ---------
         Contributions:
          Participants                                           2,062,697    1,119,699     567,572
          Employer                                               1,285,062      551,249     316,064
                                                                ----------   ----------   ---------
              Total contributions                                3,347,759    1,670,948     883,636
                                                                ----------   ----------   ---------
         Rollover contributions                                     17,215       20,316      21,537
         Other income                                                   30            -          -
                                                                ----------   ----------   ---------
                                                                    17,245       20,316      21,537

              Total additions                                    4,589,653    3,384,118   2,143,569
                                                                ----------   ----------   ---------
      Deductions from net assets attributable to:
         Benefits paid to participants                           2,144,089      518,846     183,651
         Administrative expenses                                    50,023       26,788       8,197
                                                                ----------   ----------   ---------
              Total deductions                                   2,194,112      545,634     191,848


                                                                ----------   ----------  ----------
      Interfund transfers                                       (2,218,788)  (5,099,462)  5,516,750

      Rollover contributions from Cuddy Farms, Inc. (note 1)       374,162      380,147     380,044
                                                                ----------   ----------  ----------
              Net increase (decrease) in net assets
                   available for benefits                          550,915   (1,880,831)  7,848,515
                                                                ----------   ----------  ----------
      Net assets available for benefits:
         Beginning of year                                      20,001,926   12,024,340          -
                                                                ----------   ----------  ----------
         End of year                                           $20,552,841   10,143,509   7,848,515
                                                                ==========   ==========   =========

      See accompanying notes to financial statements.


      Fund Information Continued
                                                                 Fund (D)     Total
      Additions to net assets attributable to:
         Investment income (loss):
           Net appreciation (depreciation) in fair value of   $ (264,093)   3,651,476
           investments (note 4)
          Dividends and interest                                  21,298      261,628
                                                              ----------   ----------
              Net investment income (loss)                      (242,795)   3,913,104
                                                              ----------   ----------
         Contributions:
          Participants                                           208,917    3,958,885
          Employer                                               118,137    2,270,512
                                                              ----------   ----------
              Total contributions                                327,054    6,229,397
                                                              ----------   ----------
         Rollover contributions                                    1,755       60,823
         Other income                                                  -           30
                                                              ----------   ----------
                                                                   1,755       60,853
                                                              ----------   ----------
              Total additions                                     86,014   10,203,354
                                                              ----------   ----------
      Deductions from net assets attributable to:
         Benefits paid to participants                            94,051    2,940,637
         Administrative expenses                                   2,081       87,089
                                                              ----------   ----------
              Total deductions                                    96,132    3,027,726
                                                              ----------   ----------
      Interfund transfers                                      1,801,500            -

      Rollover contributions from Cuddy Farms, Inc. (note 1)     241,137    1,375,490
                                                              ----------   ----------
              Net increase (decrease) in net assets
                   available for benefits                      2,032,519    8,551,118
                                                              ----------   ----------
      Net assets available for benefits:
         Beginning of year                                             -   32,026,266
                                                              ----------   ----------
         End of year                                          $2,032,519   40,577,384
                                                              ==========   ==========

      See accompanying notes to financial statements.

                         WLR FOODS, INC. PROFIT SHARING
                       AND SALARY SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                            June 30, 1995 and 1994


(1)       Formation of the Plan



          The WLR Foods, Inc. Profit Sharing and Salary Savings Plan and Trust (the Plan) was formed effective July 1, 1988.

          On January 31, 1995, approximately $1.4 million of assets were rolled over into the Plan from prior participants in the Cuddy Farms, Inc. Salary and Savings Plan.

(2)       Summary of Significant Accounting Policies

          The  following  are   the  significant  accounting  policies
              followed by the Plan:

          (a)    Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and dividend and interest income are recognized as earned; administrative expenses are recognized when incurred; net appreciation (depreciation) in fair value of investments is recognized as it occurs; and plan benefit distributions are recorded when paid.

          (b)    Investments

          Investments are stated at fair value, based on quoted market
          values.    Short-term  investments are  comprised  of  money
          market funds whose cost equals fair value.

          (c)    Loans to Participants

          Loans to participants are composed of long-term loans to participants made by the Longacre Profit Sharing and Salary Savings Plan and Trust prior to being merged into the Plan.

          (d)    Administrative Expenses

          During fiscal 1995, substantially all record keeping expenses of the Plan were paid by WLR Foods, Inc. and its subsidiaries (the Company) and substantially all investment related expenses were paid by the Plan. During fiscal 1994, substantially all administrative expenses of the Plan were paid by the Company.

                                                           (Continued)

                    WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST

                     Notes to Financial Statements


(3)       Summary of Significant Provisions of the Plan



          The Plan is both a profit sharing plan as well as a salary savings plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees of the Company. Employees aged twenty-one and over become eligible to participate in the Plan after one year of service. The Plan allows employees of the Company to create savings tax free until retirement or withdrawal. The Plan requires matching contributions from the Company.

Contributions to the Plan consist of the following:

          Participant Contributions - Each eligible employee under the Plan shall have the election each plan year to defer up to 15 percent of his or her compensation and to request the employer to allocate such reduction to the employee's individual elective contribution account created pursuant to this Plan. Employees have the option to place their contributions in the following investments: capital preservation fund (Fund A); balanced stock and bond fund (Fund B); stock fund (Fund C); WLR Foods, Inc. common stock (Fund D). Contributions may be split between the four funds.

          Employer Matching Contributions - The employer shall make a matching non-elective contribution to the employee's account of 50% of the amount that the employee deferred provided that the employer shall only make a matching contribution to the extent of the first four percent of the employee's contribution to the Plan. The Company's matching contributions are allocated to the employee's account in the same ratio as his or her elective contribution.

          Employer Voluntary Contributions - Under the profit sharing portion of the Plan, the employer shall contribute to the profit sharing portion of the trust fund each year such amount as may be determined by the Company's Board of Directors before the end of the employer's fiscal year. In no event, however, shall the employer's contributions during any plan year exceed the maximum amount allowable as a deduction under the provisions of the Internal Revenue Code or any similar law limiting allowable deductions for Federal income tax purposes, nor be less than the minimum amount permissible in order for the Plan to remain qualified under the provisions of the Internal Revenue Code or any'similar law concerning qualifications of the Plan. The contributions are allocated as of the anniversary date of the Plan to the account of each participant employed by the employer as of that date who has completed a year of service during the plan year in the same proportion that each such participant's compensation for such year bears to the total compensation of all such participants for that year.

                                   9                       (Continued)

                    WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST

                     Notes to Financial Statements

          All participant contributions and employer matching contributions are 100% vested when made. Participants vest in the employer voluntary contributions at the rate of 20% after three years of service and 20% per full year thereafter. Forfeitures are added to the employer contributions made under the Plan and allocated to participants accounts. A participant is 100% vested upon death, disability or retirement. Normal retirement is available at age 65 with a minimum of five years of credited service. If a participant has accumulated ten or more years of service, he or she may retire at 55.

          Payment of benefits under the Plan to the participant shall be made as soon as practical after retirement or termination of employment. Benefits may be paid out in a lump sum payment or under one of several alternate periodic or annuity payment options available.

          There shall be credited (charged) to each respective participant's account, that participant's share of net appreciation (depreciation) in fair value of investments and the participant's share of dividends and interest and administrative expenses.

(4)       Investments

          During the year ended June 30, 1995, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

          U.S. government and agencies          $        34
          Corporate obligations                       9,890
          Common trust fund - fixed income        1,753,911
          Common trust fund - equity              1,789,090
          Common stocks                            (264,093)
          Mutual fund - equity                      362,644
                                                 ----------
                        Total                   $ 3,651,476
                                                 ===========

          The following investments owned at June 30, 1995 and 1994 represented 5% or more of net assets available for benefits:

                                                   1995      1994
                                                   -----     ----
          Enhanced Stock Market Fund       $   5,017,521    6,039,382
          Diversified Bond Group Trust         4,809,199   11,642,033
          Equity Growth Fund                   3,902,684    -
          First Union Value Fund               3,687,535    -
          Stable Portfolio Group Trust        19,779,432   12,643,072

(5)       Federal Income Taxes

          The Internal Revenue Service has determined through the issuance of a determination letter dated August 5, 1993,that the Plan is a

                             10                      (Continued)

                    WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST

                     Notes to Financial Statements


          qualified plan under Section 401(k) of the Internal Revenue Code and is therefore not subject to income taxes. The Company is not aware of any events or activities occurring during the year which could have jeopardized the Plan's tax-exempt status.

(6)       Plan Termination

          Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(7)       Reconciliation to Department of Labor (DOL) Form 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at June 30, 1995 and 1994:


                                                           1995         1994
                                                           ====         ====

          Net assets available for benefits per
            the financial statements                $  40,577,384   32,026,266
          Less amounts allocated to withdrawing
            participants                                 (806,427)    (769,383)
                                                       ----------    ----------
               Net assets available for
                 benefits per the Form 5500          $ 39,770,957   31,256,883
                                                     ============   ==========

          The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended June 30, 1995:

          Benefits paid to participants per
            the financial statements           $ 2,940,637
          Add amounts allocated to
            withdrawing participants in
            current year                           806,427
          Less amounts allocated to
            withdrawing participants in
            prior year                            (769,383)
                                                -----------
          Benefits paid to participants
           per the Form 5500$                  $ 2,977,681
                                               ===========

          The above differences are due to the DOL Form 5500 including amounts allocated to withdrawing participants as a liability of the Plan and current year expense, as opposed to a

                                        11                      (Continued)

                     WLR FOODS, INC. PROFIT SHARING
                   AND SALARY SAVINGS PLAN AND TRUST

                     Notes to Financial Statements

component of net assets available for benefits as required for financial statement purposes.

(8)       Change in Administrative Procedure


          Effective  October  1,  1994, the  Plan  changed  the  investment alternatives available to plan participants. The two prior funds were replaced with four new funds, including one for WLR Foods, Inc. common stock.

                                                                  Schedule 1

                            WLR FOODS, INC. PROFIT SHARING
                          AND SALARY SAVINGS PLAN AND TRUST

              Item 27a - Schedule of Assets Held for Investment Purposes

                                    June 30, 1995


                                               Face amount/
                                                number of
                                                units or                 Fair
                          Description            shares      Cost       value

   Short-term investments:
       Fidelity Cash Domestic Fund             64,067   $   64,067      64,067
       Fidelity Cash Money Market Fund        204,081      204,081     204,081
                                              =======    ---------    --------
              Total short-term investments                 268,148     268,148
                                                          --------    --------
   Common trust fund - fixed income:
       Diversified Bond Group Trust           235,239    4,295,006   4,809,199
       Stable Portfolio Group Trust           456,673   17,273,633  19,779,432
                                              =======   ----------  ----------
              Total fixed income funds                  21,568,639  24,588,631
                                                        ----------  ----------
   Common trust fund - equity:
       Enhanced Stock Market Fund             163,708    4,058,805   5,017,521
       Equity Growth Fund                     177,679    3,276,453   3,902,684
                                              =======    ---------  ----------
                                                         7,335,258   8,920,205
   Common stocks:                                        ---------   ---------
       WLR Foods Inc.                         128,605    2,111,336   1,848,697
       Windmere Corporation Wt Exp                112            1           1
                                              =======    ---------   ---------
                                                         2,111,337   1,848,698
   Mutual funds - equity - First Union                   ---------   ---------
       Value Fund                             191,461    3,336,812   3,687,535
                                              =======    ---------   ---------
                                                         3,336,812   3,687,535
                                                         ---------   ---------
              Total investments                        $34,620,194  39,313,217
                                                        ==========  ==========


   See accompanying independent auditors' report.

                                                                      Schedule 2

                           WLR FOODS, INC. PROFIT SHARING
                          AND SALARY SAVINGS PLAN AND TRUST

                    Item 27d - Schedule of Reportable Transactions

                               Year ended June 30, 1995


                                   ASSETS ACQUIRED
                 Number of
      Number     Shares or
      of trans-  units or                                        Cost       Proceeds   Net gain
      actions    face amount    Description                (notes 1 and 3)  (note 2)   or (loss)
      --------   -----------  ----------------------------  --------------  --------   ---------
                              Regulation 2520,103-6(c)(1)(i)

      1              40,156   Stable Portfolio Group Trust     $  1,650,000     -            -
      1             145,179   Equity Growth Fund                  2,674,366     -            -
      1             153,435   First Union Value Fund              2,674,366     -            -

                              Regulation 2520,103-6(c)(1)(ii)

                                   None

                              Regulation 2520,103-6(c)(1)(iii)

      52            256,017   Stable Portfolio Group Trust       10,571,159     -            -
      55            128,462   Diversified Bond Group Trust        2,367,279     -            -
      35            191,125   Equity Growth Fund                  3,523,651     -            -
      23             86,366   WLR Foods, Inc. common stock        2,121,382     -            -
      50            210,588   First Union Value Fund              3,699,132     -            -

                              Regulation 2520,103-6(c)(1)(iv)

                                   None









                                                  14
                                                                (Continued)

                                                                               Schedule 2. Cont.

                                    WLR FOODS, INC. PROFIT SHARING
                                   AND SALARY SAVINGS PLAN AND TRUST

                        Item 27d - Schedule of Reportable Transactions, Continued

                                       Year ended June 30, 1995


                                          ASSETS DISPOSED OF
                 Number of
      Number     Shares or
      of trans-  units or                                        Cost       Proceeds   Net gain
      actions    face amount    Description                (notes 1 and 3)  (note 2)   or (loss)
      --------   -----------  ----------------------------- --------------  --------   ---------
                              Regulation 2520,103-6(c)(1)(i)

      1              50,487   Stable Portfolio Group Trust    $   1,878,891  2,077,988  199,097
      1              90,075   Diversified Bond Group Trust        1,473,178  1,650,000  176,822
      1             123,969   Diversified Bond Group Trust        2,250,145  2,256,338    6,193
      1              88,901   Enhanced Stock Market Fund          2,171,791  2,256,338   84,547

                              Regulation 2520,103-6(c)(1)(ii)

                                   None

                              Regulation 2520,103-6(c)(1)(iii)

      69            110,500   Stable Portfolio Group Trust        4,127,936  4,589,065  461,129
      52            534,921   Diversified Bond Group Trust        9,021,186  9,799,758  778,572
      45            141,974   Enhanced Stock Market Fund          3,472,578  3,606,305  133,727


                              Regulation 2520,103-6(c)(1)(iv)

                                   None

      Notes:

        (1) Cost equaled fair value at the date of acquisition.
        (2) Proceeds equaled fair value at the date of disposal.
        (3) No specific expenses were incurred by the Plan in acquiring or disposing of assets.

      See accompanying independent auditors' report.

                                       Exhibits


     Exhibit 23    Consent of Independent Auditors

                               SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Profit Sharing and Salary Savings
                            Plan and Trust



__12/18/95________          First Union National Bank, TTEE
Date
                            By:_/s/ Lisa J. Tilley___________

                            It's _Assistant Vice President___